[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 9, 2018

James E. O’Connor Christina DiAngelo Fettig Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:Great Elm Capital Corp.

Registration Statement on Form N-2

File Number 333-221882

Dear Mr. O’Connor and Ms. DiAngelo Fettig:

We are in receipt of comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by you on December 15, 2017 and January 2, 2018 to Kenneth E. Burdon of Skadden, Arps, Slate, Meagher & Flom LLP regarding Pre-Effective Amendment No. 1 to Great Elm Capital Corp.’s (the “Company”) Registration Statement on Form N-2 filed on December 15, 2017 (the “Registration Statement”).

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below.  These changes are reflected in Pre-Effective Amendment No. 2 to the Company’s Registration Statement being filed on or about the date hereof.  The Company has summarized the Staff comments, to the best of its understanding, in bold below, followed by the Company’s corresponding response to each comment. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

January 9, 2018

Comments and Responses

1.	Please correct the Company’s Securities Act file number in the auditor’s consent.

A revised auditor’s consent is filed with Pre-Effective Amendment No. 2.

2.

The Staff references the Company’s response to comment #2 in your letter of December 14, 2017 on behalf of the Company (the “December Response Letter”). The response states that “items reimbursable from the selling stockholders as described in the Company’s common stock resale registration statement (File No. 333-217222) may be outstanding for a longer time period”.  What are the reimbursable amounts outstanding and what is the nature of the reimbursable amounts?  Have the amounts been reimbursed?  We note that the disclosure in the Company’s common stock resale registration statement (File No. 333-217222) (the “Resale Registration Statement”) stated, “The Selling Stockholders will pay all fees and expenses incurred in this offering and in disposing of the Secondary Shares . . . .”

The Company has incurred expenses in connection with the Resale Registration Statement that are reimbursable by the Selling Stockholders (as defined in the Resale Registration Statement). These expenses consist of filing fees, accounting and legal expenses and printing costs, and as of September 30, 2017 amounted to approximately $610,000. The Company respectfully notes that the offering being made pursuant to the Resale Registration Statement is ongoing and is not complete; therefore, the Company has not yet invoiced the Selling Stockholders for the expenses related to the Resale Registration Statement borne by the Company that the Selling Stockholders have agreed to bear.

3.

The Staff references the Company’s response to comment #10 in the December Response Letter. Please explain why removing the “other income” column from the schedule required by Item 12-14 of Regulation S-X meets the disclosure requirements of Items 6-07 and 12-14 of Regulation S-X.

The Company respectfully submits that the express terms of Item 12-14 of Regulation S-X only require disclosure of dividend or interest income in Column E. See subparagraphs (a) and (b) of Footnote 6 to Item 12-14 of Regulation S-X. The Company therefore believes that removing the incremental column in its Item 12-14 Schedule labeled “Fee Income” in future financial statement filings is responsive to comment #10 in the December Response Letter and would result in the total of the Column E items agreeing with the correlative amounts that will be shown on the Company’s future statements of operations.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

January 9, 2018

Separately, the Company acknowledges that future statements of operations will show separately income from controlled companies and other affiliates in the manner required by Item 6-07 of Regulation S-X and that, in light of this change to future statements of operations, the Company will continue to additionally show an incremental column with any “other income” from controlled companies and other affiliates in the Item 12-14 Schedule and that such amounts shown in the Item 12-14 Schedule will agree with the correlative amounts that will be shown on the Company’s future statements of operations.

4.

Please revise the disclosure regarding the December 2017 Avanti restructuring to enhance the disclosure regarding the risks to the Company associated with the December 2017 Avanti restructuring, specifically noting that the Company’s net asset value may decline as a result and the December 2017 Avanti restructuring may increase the risk of investing in the Notes.

The Company made the requested changes.

5.

The Staff references the Company’s response to comment #13 in the December Response Letter. Please explain how the proceeds of the offering will not be used to pay distributions, management fees and other Company Expenses given the Company’s high balances of cash and cash equivalents as of September 30, 2017.

The Company added disclosure addressing the most likely scenario in which proceeds from the offering might be used to pay required distributions, management fees and other Company expenses.

The Company notes the Staff’s view that cash is fungible and therefore, as a result of the Company’s current cash and cash equivalent balances, the Company’s use of its current cash and cash equivalent positions to pay required distributions, management fees and other Company expenses is equivalent to the Company using the proceeds of this offering for that purpose. However, the Company is offering the Notes not to raise money to pay required distributions, management fees and other Company expenses, but rather to invest in accordance with its investment objective and policies as appropriate opportunities arise. In this regard, the Company must maintain sufficient liquidity to execute on its investment strategy; however, this does not mean that the Company’s cash and cash equivalents balances will remain static (they are expected to decline as appropriate investment opportunities arise) or that the Company’s capital markets transactions are being conducted for any purpose other than to have additional liquidity to deploy into opportunities in its investment pipeline. The Company therefore respectfully believes that its disclosure regarding the intended use of the proceeds from this offering, as revised, is appropriately responsive to Item 7 of Form N-2, which requires disclosure regarding the intended use of proceeds.

* * *

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

January 9, 2018

The Company intends to seek effectiveness of the Registration Statement by 4:00 p.m. Washington, D.C. time on Thursday, January 11, 2018. If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (617) 573-4836 or Michael Hoffman at (212) 735-3406.

Very truly yours,

/s/ Kenneth E. Burdon

Kenneth E. Burdon